SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of MAY 2021
Commission File Number: 001-06439

SONY GROUP CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY GROUP CORPORATION
(Registrant)

By: /s/ Hiroki Totoki
(Signature)
Hiroki Totoki
Executive Deputy President and
Chief Financial Officer

Date: May 14, 2021

List of materials

Documents attached hereto:

i) Press release: Translation of the Share Buyback Report for the period from May 1, 2021 to May 31, 2021, filed with the Director General of the Kanto Finance Bureau by SONY GROUP CORPORATION on June 14, 2021

[This is a translation of the Share Buyback Report for the period from May 1, 2021 to May 31, 2021, filed with the Director General of the Kanto Finance Bureau by SONY GROUP CORPORATION on June 14, 2021]

Class of Shares: Common Stock

1.	Status of Repurchase
(1) Status of a repurchase pursuant to a resolution approved at a General Meeting of Shareholders
Not applicable

(2) Status of a repurchase pursuant to a resolution approved at a meeting of the Board of Directors
(as of May 31, 2021)
	Number of Shares		Total Amount (Yen)
Resolution approved at the meeting of the Board of Directors held on April 28, 2021 (Period of Repurchase: April 30, 2021 to April 28, 2022）	25,000,000 (Maximum)		200,000,000,000 (Maximum)
Repurchases during the reporting month	(Date of repurchase) May 7 May 11 May 12 May 13 May 14 May 17 May 18 May 19 May 20 May 21 May 24	5,000 83,100 75,800 103,800 87,600 50,900 66,000 46,400 47,900 25,400 39,200	52,360,000 867,386,500 784,018,000 1,045,716,200 899,482,000 526,334,500 679,802,000 480,720,500 501,801,000 266,313,000 410,910,000
Total	―	631,100	6,514,843,700
Total number of shares repurchased as of the end of the reporting month	631,100		6,514,843,700
Progress of the repurchase (%)	2.52		3.26
Note 1:
The dates identified above for the “Period of Repurchase” as well as the individual dates of repurchase are trade dates and the numbers of shares repurchased are the number of shares repurchased on such trade dates.

Note 2:
It was resolved at the meeting of the Board of Directors held on April 28, 2021 that the method of repurchase is expected to be an open market purchase through the Tokyo Stock Exchange based on a discretionary trading contract.

2.	Status of Disposition
(as of May 31, 2021)
	Number of Shares Disposed during the Reporting Month		Total Amount of Disposition (Yen)
Acquired treasury stock offered to subscribers	―	―	―
Total	―	―	―
Acquired treasury stock which was canceled	―	―	―
Total	―	―	―
Acquired treasury stock transferred as a result of a merger, share exchange, partial share exchange or company split	―	―	―
Total	―	―	―
Other (Exercise of stock acquisition rights (including the exercise of stock acquisition rights of the 130% callable unsecured convertible bonds with stock acquisition rights (6th series)))	(Date of disposition) May 6 May 7 May 10 May 11 May 12 May 13 May 14 May 17 May 18 May 21 May 25 May 26 May 27 May 28 May 31	11,009 45,800 201 1,203 210,696 108,953 4,400 8,200 3,500 200 3,800 603 12,800 201 2,300	64,090,435 266,631,112 1,170,150 7,003,433 1,226,596,261 634,285,143 25,615,216 47,737,448 20,375,740 1,164,328 22,122,232 3,510,449 74,516,992 1,170,150 13,389,771
Total	―	413,866	2,409,378,860
Other (Treasury stock sold due to requests for sale from shareholders holding fractional shares)	(Date of disposition) May 12	104	605,451
Total	―	104	605,451
Total amount	413,970		2,409,984,311

3.	Status of Shares Held in Treasury
(as of May 31, 2021)
Status as of the end of the reporting month	Number of Shares
Total number of shares issued	1,261,058,781
Number of treasury stock	22,024,739

- EOF-

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